Exhibit 99.1

BiondVax Receives $US 2.8 million Investment

from Angels High Tech Investments Ltd.

Investor Shares BiondVax Vision of Commercializing World’s First Universal Flu Vaccine

Ness Ziona, Israel – January 2, 2017

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) is honored to announce that Angels High Tech Investments Ltd. has agreed to invest NIS 10.9 million, approximately $US 2.83 million, in exchange for 33.8 million ordinary BiondVax shares on the Tel Aviv Stock Exchange (equivalent to 844,000 NASDAQ listed ADS) at the December 29, 2016 Tel Aviv closing market price. Following the transaction, Angels Investments will hold 19.99% of all issued and outstanding share capital of the Company.

Angels Investments is a company fully owned by Marius Nacht, Co-founder and Chairman of Check Point (NASDAQ: CHKP). Angels’ healthcare and life science portfolio is managed by aMoon Partners which is co-led by Dr. Yair Schindel and Marius Nacht.

Ron Babecoff, BiondVax’s Founder, President and CEO noted, “This investment is a vote of confidence in BiondVax and its universal influenza vaccine candidate. We are now better positioned to complete our development plans and commercialize our vaccine worldwide. This strategic partnership, together with clinical results and ongoing clinical trial collaborations in Europe and the US (NIH) will enable us to proceed confidently into Phase 3 as planned.”

Dr. Yair Schindel, aMoon Partners’ Co-founder and Managing Partner commented, "We see great potential in BiondVax's universal flu vaccine. We expect that this investment is the beginning of a strong partnership with BiondVax and we look forward to doing our part in helping reduce the global morbidity and mortality caused by influenza viruses."

About BiondVax Pharmaceuticals Ltd

BiondVax is a clinical phase biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

For further information, please contact:

Joshua E Phillipson Business Development +972-8-930-2529 x5105 j.phillipson@biondvax.com	Kenny Green Investor Relations +1 646 201 9246 kenny@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the current Phase 2 & contemplated phase 3 trials, the adequacy of available cash resources to fund product development and commercialization and the ability to raise capital when needed. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our annual report for the year ended December 31, 2015 on Form 20-F filed with the Securities and Exchange Commission on April 27, 2016. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

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Weizmann Science Park, 14 Einstein Street, POB 4143, Ness Ziona 7414002, Israel
Tel: +972-(0)8-930-2529 ● www.BiondVax.com